Filed by Yahoo! Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Overture Services, Inc.

Commission File No.:  000-26365

The Agreement and Plan of Merger, dated as of July 14, 2003, by and among Yahoo! Inc., July 2003 Merger Corp. and Overture Services, Inc. for Yahoo!’s acquisition of Overture was filed by Yahoo! today under cover of Form 8-K today and is incorporated by reference into this filing.

Additional Information About the Merger and Where to Find It

Yahoo! and Overture intend to file with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed acquisition (the “Merger”) of Overture by Yahoo! pursuant to the terms of an Agreement and Plan of Merger by and among Yahoo!, July 2003 Merger Corp., a wholly-owned subsidiary of Yahoo!, and Overture. The prospectus/proxy statement will be mailed to the stockholders of Overture. Investors and security holders of Overture are urged to read the prospectus/proxy statement and the other relevant materials when they become available because they will contain important information about Yahoo!, Overture and the proposed merger. The prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by Yahoo! or Overture with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Yahoo! by contacting Yahoo! Investor Relations, 701 First Avenue, Sunnyvale, California 94089, 408-349-3300. Investors and security holders may obtain free copies of the documents filed with the SEC by Overture by contacting Overture Investor Relations, 74 North Pasadena Avenue, Pasadena, California 91103, 888-811-4686. Investors and security holders of Overture are urged to read the prospectus/proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Yahoo!, Terry Semel, Yahoo!’s Chairman and Chief Executive Officer, and certain of Yahoo!’s other executive officers may be deemed to be participants in the solicitation of proxies of Overture stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Semel and certain of Yahoo!’s other executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.

Overture, Ted Meisel, Overture’s Chief Executive Officer and President, and Overture’s other directors and executive officers may be deemed to be participants in the solicitation of proxies of Overture stockholders in connection with the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding options or shares of Overture common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Meisel and Overture’s other directors and executive officers in the solicitation by reading the prospectus/proxy statement when it becomes available.